

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

April 20, 2018

<u>Via E-mail</u>
Mr. Todd E. Cunfer
Chief Financial Officer
The Simply Good Foods Company
1050 17th Street, Suite 1500
Denver, Colorado 80265

      Re: The Simply Good Foods Company
           Form 10-K for the Fiscal Year ended August 26, 2017
           Filed November 9, 2017
           File No. 1-38115

Dear Mr. Cunfer:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Brad Skinner for

                    Karl Hiller
                    Branch Chief
                    Office of Natural Resources